P.E. 12/14

P.E. 12/4/01

02012297

U.S. POST OFFICE DELAYED

JAN 2 9 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **DECEMBER 4, 2001**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

PROCESSED
FEB 1 1 2002
P THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. Date of Material Change

December 4, 2001

Item 3. Press Release

December 4, 2001, Vancouver, British Columbia.

Item 4. Summary of Material Change

Sungold Entertainment Corp. (the "Company") announces the Company and its wholly owned subsidiary, Horsepower Broadcasting Network International Ltd. ("HBN"), won the International Internet Gaming Innovator Award for 2001. The Company also announces HBN has received a permanent gaming license from the Kahnawake Gaming Commission.

Item 5. Full Description of Material Change

The Company announced that the Company and its wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd., have been presented with the prestigious International Internet Gaming Innovator Award at the fifth Annual Symposium on Internet Gaming held at the Shelbourne Hotel in Dublin, Ireland.

The Company/HBN were globally recognized for the successful development of their Horsepower2 (HP2) equal chance, virtual horseracing game. Having recently completed its first live beta test, HP2 has garnered worldwide interest and is currently initiating a focused marketing campaign aimed at making the Horsepower2 Quick6™ the largest jackpot pool in the wagering world. Recent pool winnings have included a **$465,785 USD** Pick 5 and a **$46,537 USD** Pick 4.

Horsepower2 is a random virtual horserace run every 90 seconds with a real-time, online, common pari-mutuel pool.

Other winners of awards at the symposium included Boss Media AB (Sweden : 13-SEK), Ladbrokes (division of Hilton International Hotels NYSE : HLT), and Cryptologic (Nasdaq : CRYP).

The Company also announced that Horsepower Broadcasting Network (HBN) International Ltd. has received a permanent gaming license from the Kahnawake Gaming Commission. The Kahnawake Gaming Commission, with licensees from around the world operating on Mohawk Territory of Kahnawake, Quebec, has become a global recognized leader in licensing and regulating online wagering operators.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

Kim N. Hart, President
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 11, 2001
Date

[signature]
(signature)

ANNE KENNEDY
Name of Signatory

DIRECTOR
Position

Vancouver, B.C.
Place of Declaration

F:\Client Files\3700-3799\3775\NRs+53-901Fs\Fm53-901F.2001-12-04.doc